UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-36532

Sphere 3D Corp.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [  ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

With the exception of Exhibit 99.8, the information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant’s outstanding registration statements.

Acquisition of Imation Assets

On August 10, 2015, a wholly-owned subsidiary of Sphere 3D Corp. (the “Company”), Overland Storage, Inc., a California corporation (“Overland”) acquired certain assets relating to RDX removable disk product lines and existing inventory from Imation. Corp., a Delaware corporation (“Imation”) pursuant to that certain Asset Purchase Agreement, dated as of August 10, 2015, by and among the Company, Overland and Imation (the “Asset Purchase Agreement”), for 1,529,126 common shares of the Company (“common shares”) and a warrant to purchase up to a maximum of 250,000 shares exercisable in connection with purchase price adjustments under the Asset Purchase Agreement. The warrant expires within six months of registration of the shares, or earlier in certain circumstances. The purchase price was determined based on the closing price for Sphere common shares on August 6, 2015, assuming an aggregate value of $4.9 million for the purchased assets plus the net value of existing inventory, which was valued at approximately $1.4 million (subject to final confirmation of net inventory after closing).

If the net value of proceeds from the sale of shares by Imation exceeds or falls below certain thresholds, then certain inventory-based adjustments may be triggered. If Imation receives aggregate consideration in excess of a designated threshold of approximately $7 million (subject to adjustment based on final confirmation of net inventory at closing) from the sale of the common shares issued to it, Imation is required to deliver to the Company an amount of inventory acquired by Imation after the closing date that is equal in value to such excess amount. If Imation receives aggregate consideration from the sale of such common shares that is less than a designated threshold of approximately $6.3 million (subject to adjustment based on final confirmation of net inventory at closing) prior to the expiration of the warrant, then Imation may be entitled to receive proceeds from the sale of the inventory in an amount equal to such shortfall, but not to exceed the value of the inventory. If, after aggregating this adjustment together with all other gross proceeds received by Imation from the sale of the common shares issued to it at the closing, the gross amount received by Imation is less than $4.9 million, Imation can exercise the warrant for up to 250,000 common shares for an exercise price of $0.01 per common share such that upon the sale of such common shares issuable upon the exercise of the warrant, Imation has received, together with the above adjustment and the gross proceeds received by Imation for the sale of the common shares issued to it at closing, equals $4.9 million. Otherwise, the warrant may not be exercised.

In addition, the Company and Imation entered into that certain Lock-Up Agreement, dated as of August 10, 2015 (the “Lock-Up Agreement”), which imposes limitations on the transfer and sale of the common shares issued to Imation at closing and requires that Imation vote its shares in accordance with any recommendation of the Company’s board of directors for a designated period of time. The Company and Imation also entered into that certain Registration Rights Agreement, dated August 10, 2015 (the “Imation Registration Rights Agreement”), pursuant to which the Company has agreed to register the resale of the common shares issued to Imation and any shares issuable upon the exercise of the Warrant.

Each of the foregoing descriptions of the Asset Purchase Agreement, Warrant, Lock-Up Agreement and Imation Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Asset Purchase Agreement, Warrant, Lock-Up Agreement and Imation Registration Rights Agreement (each a “Transaction Document” and collectively, the “Transaction Documents”), a copy of each such form Transaction Document is attached as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to this Form 6-K and is incorporated in this Form 6-K by reference. The form of each Transaction Document has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about the Company, Overland or Imation. The representations, warranties, covenants and agreements in each Transaction Document were made solely for the benefit of the parties thereto as of specific dates. These representations, warranties, covenants and agreements may be subject to important limitations and qualifications Accordingly, you should not rely on the representations and warranties contained in the Transaction Documents as statements of factual information.

Private Placement

The Company has entered into a purchase agreement (the “Purchase Agreement”) with an investor (the “Investor”) pursuant to which the Company agreed to issue to the Investor, in the aggregate, 606,060 of the Company’s common shares, and warrants (the “Warrants”) exercisable to purchase up to 606,060 common shares, for an aggregate offering price of approximately U.S.$2 million (the “Offering”). Pursuant to the Purchase Agreement, the purchase price for one common share (a “Purchased Common Shares”) and a Warrant to purchase one common share (the “Warrant Shares”) is U.S.$3.30 (the “Purchase Price”). Each Warrant has an initial exercise price of U.S.$3.30 per Warrant Share. The Warrants are immediately exercisable and have a five year term. The Purchase Agreement was signed on August 10, 2015. The issuance and sale of the Purchased Common Shares and Warrants to purchase Warrant Shares closed on August 13, 2015. The Company intends to use the proceeds from the Offering for general corporate purposes and working capital.

Pursuant to the Purchase Agreement and the Warrants, subject to certain conditions, the Company has agreed to give the Investor additional common shares and adjust the exercise price for the Warrants if, in connection with an equity capital raise for cash on or before September 24, 2015 (an “Additional Raise”), the Company sells common shares at a price per share that is lower than $3.30 per share or sells new warrants to purchase common shares with an exercise price per share that is lower than $3.30. The number of additional common shares the Investor would receive would equal the difference between (x) the number of shares that the Investor would have received had the Purchase Price been equal to the per share purchase price at which common shares were issued in the Additional Raise and (y) the aggregate number of common shares purchased by the Investor in the Offering. The exercise price of the Warrant would be adjusted to equal the exercise price per share of the warrants issued in the Additional Raise (if lower) as of the date of the consummation of the Additional Raise. Further, if, in connection with such Additional Raise, the Company sells additional common shares or warrants to purchase common shares on terms that are different from those set forth in the Purchase Agreements and the Warrants and an Investor reasonably determines that the terms of such Additional Raise are senior or superior to the terms of the Offering, the Company has agreed to amend the terms of the Offering to provide the Investor with equivalent rights to the Additional Raise.

The Company also entered into a Registration Rights Agreement (the “Private Placement Registration Rights Agreement”), dated as of August 13, 2015, with the Investor. Pursuant to the Private Placement Registration Rights Agreement, the Company has agreed to file a registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) by November 8, 2015 (the “Filing Deadline”) to register the resale of the Purchased Common Shares and the Warrant Shares of the Investor (the “Registrable Securities”) and use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable.

The foregoing descriptions of the Warrants, the Purchase Agreement and the Private Placement Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to each of the Warrants, the Purchase Agreement and the Private Placement Registration Rights Agreement, the forms of which are attached hereto as Exhibits 99.5, 99.6 and 99.7, respectively, and incorporated herein by reference.

All common shares, Purchased Common Shares, Warrants and Warrant Shares in the Offering were offered and sold by the Company pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Regulation D promulgated thereunder.

SUBMITTED HEREWITH

Exhibits

99.1	Form of Asset Purchase Agreement

99.2	Form of Warrant (Imation)

99.3	Form of Lock-Up Agreement

99.4	Form of Registration Rights Agreement (Imation)

99.5	Form of Warrant (Private Placement)

99.6	Form of Purchase Agreement

99.7	Form of Registration Rights Agreement (Private Placement)

99.8	News Release dated August 13, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: August 13, 2015	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer